UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Business Operations

This current report on Form 6-k was submitted in connection with the change of business operations of 9F Inc. (the “Company”).

The Company ceased publishing information relating to new offering of investment opportunities in fixed income products for investors on its online lending information intermediary platform, Jiufu Puhui. The Company has entered into collaboration arrangements with certain licensed asset management companies, pursuant to which the investors’ rights to all loans will be transferred to those companies, with relevant repayment of the principals and investment income, as applicable, in relation to the fixed income products expected to be made by such asset management companies to the investors within 36 months in ways chosen by investors subject to terms and on the conditions set forth in the platform notice to the investors (the “Repayment Terms”). After the change of business operations, the outstanding balance of loans facilitated through Jiufu Puhui shall become nil, and licensed asset management companies will provide existing investors with services in relation to the return of their remaining investment in loans. The Company has informed all investors on its platform of these changes in its business and the Repayment Terms.

Jiufu Puhui will be dedicated to providing information technical support to institutional partners, and assist smooth transition process for all of its existing investors led by licensed asset management companies. After the change of business operations, the Company ceases offering online lending information intermediary services for peer-to-peer lending and borrowing activities and completes the transformation of such business to fintech services, with the plan to provide continuous technical support to licensed asset management companies. In its future operations, the Company will be focusing on fintech services, online wealth management technology services facing med- and high-net-worth clients, online stock investment services in Hong Kong and consumer financing technology services in Southeast Asian countries, and will be dedicated to its full transformation into an internet technology company.

Safe Harbor Statement

This current report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Statements that are not historical facts, including statements about Company’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Company’s goal and strategies; Company’s current plans; Company’s future business development, financial condition and results of operations; uncertainties regarding the performance of agreements entered into with companies providing asset management services; uncertainties regarding the execution of the Company’s plan on changing its business; and the potential difference(s) between the final plan carried out by the Company on changing its business and the current plan contemplated by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this report is as of the date of this report, and Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Sun
	Name:	Lei Sun
	Title:	Chairman of the Board of Directors

Date: December 7, 2020

3